Mail Stop 4561

August 8, 2008

Kevin M. Carney
Chief Financial Officer
Website Pros, Inc.
12735 Gran Bay Parkway West,
Building 200
Jacksonville, FL 32258

       Re: **Website Pros, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 11, 2008
              Definitive Proxy Statement Filed April 14, 2008
              Form 8-K Filed May 12, 2008
              File No. 000-51595

Dear Mr. Carney:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      Mark Kronforst
                      Accounting Branch Chief